Axos Invest LLC
Formerly known as WiseBanyan Securities LLC
Statement of Financial Condition
For the year ended December 31, 2019

Assets		
Cash	$	277,918
Due from clearing broker, net		369,432
Prepaid expenses		17,137
Securities owned, at fair value		11,093
Tax benefit for Parent		120,651
Total assets	$	796,231
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	31,513
Due to affiliated companies	$	25,990
Total liabilities		57,503
Member's Equity		738,728
Total liabilities and member's equity	$	796,231

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.